Exhibit 99.1

Notification of Major Holdings | Page 1 3 Hamburg 22419 Manfred Eigen Campus / Essener Bogen 7 529900F9KI6OYITO9B12 Evotec SE X Notification of Major Holdings or     Correction of a notification of Major Holdings dated 1. Details of issuer (name, address) Name Legal Entity Identifier (LEI) Street, Street number Postal code City   2. Reason for notification (multiple reasons possible) X Acquisition/disposal of shares with voting rights   Acquisition/disposal of instruments   Change of breakdown of voting rights   Other reason 3. Details of person subject to the notification obligation Natural person First name Surname Date of birth Legal entity Name including legal form (entity) City of registered office Country Novo Nordisk Fonden Hellerup Denmark   4. Name(s) of shareholder(s) holding directly 3% or more voting rights, if different from 3. Name Novo Holdings A/S 5. Date on which threshold was crossed or reached 30/05/2022

| Page 2 3 6. Total positions % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1. + 7.b.2.) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 9,98% 0,00% 9,98% 176.952.653 Previous notification (if applicable) 10,10% 0,00% 10,10% - 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN Absolute In % Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0005664809 0 17.651.181 0,00% 9,98 % Total 17.651.181 9,98 % b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Expiration or maturity date Excercise or conversion period Voting rights absolute Voting rights in % 0 0,00 % Voting rights absolute Voting rights in % Total 0 0,00%

| Page 3 3 b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Expiration or maturity date Excercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % 0 0,00 % Voting rights absolute Voting rights in % Total 0 0,00%   8. Information in relation to the person subject of the notification obligation (please tick the applicable box)   Person subject to the notification obligation (3.) is not controlled does it control any other nor undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least held 3% or more) % of voting rights through instruments (if at least held 5% or more) Total of both (if at least held 5% or more) -Novo Nordisk Fonden -Novo Holdings A/S 9,98% 9,98% 9. In case of proxy voting according to Sec. 34 (3) WpHG (only in case of attribution of voting rights pursuant to Sec. 34 (1) sent. 1 no. 6 WpHG) Date of general meeting   Total positions (6.) after general meeting % of voting rights attached to shares % of voting rights through instruments Total of both 10. Other useful information Date, Signature 01/06/2022 Dirk Kocher